

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2022

Chris Schelling
President and Chief Executive Officer
Acer Therapeutics Inc.
One Gateway Center, Suite 351
300 Washington Street
Newton, MA 02458

>   **Re: Acer Therapeutics Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 19, 2022**
>   **File No. 333-264378**

Dear Mr. Schelling:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Patty DeGaetano